Quicksilver Gas Services LP
777 West Rosedale Street
Fort Worth, Texas 76104
August 2, 2007
VIA FACSIMILE: 202.772.9361
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. Scott Anderegg

Re:	Registration Statement on Form S-1 (No. 333-140599) of
Quicksilver Gas Services LP
Ladies and Gentlemen:
     On behalf of Quicksilver Gas Services LP (“Quicksilver”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 9:30 a.m., Washington, D.C. time, on Monday, August 6, 2007, or as soon thereafter as practicable. Quicksilver hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Quicksilver from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	Quicksilver may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
This request has also been transmitted via EDGAR.

Very truly yours, Quicksilver Gas Services LP
By:	Quicksilver Gas Services GP LLC
its general partner

By:	/s/ John C. Cirone
	Name:	John C. Cirone
	Title:	Senior Vice President, General Counsel and Secretary